[LETTERHEAD OF DECHERT LLP]

October 28, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

The Saratoga Advantage Trust

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 42

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 42 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 44 pursuant to the Investment Company Act of 1940, as amended, adding Class C shares to each of the James Alpha Global Real Estate Investments Portfolio and James Alpha Global Enhanced Real Return Portfolio.

We anticipate filing a Rule 485(b) filing to include all other required information.  No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss